SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Federal-Mogul Holdings Corporation

(Name of Issuer)

common stock, par value $0.01 per share

(Title of Class of Securities)

713278 10 9

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON IEH FM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 155,219,529
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 155,219,529
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8% (see Item 4 and Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,219,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,219,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Building LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,219,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,219,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,219,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,219,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,219,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,219,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,219,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,219,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,219,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,219,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,219,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 20 to the Schedule 13D relating to the shares of common stock, par value $0.01 per share (“Shares”), issued by Federal-Mogul Holdings Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on February 27, 2008, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on July 3, 2008, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on December 3, 2008, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on December 3, 2012, Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on December 20, 2012, Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on May 29, 2013, Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on July 11, 2013, Amendment No. 8 to the Schedule 13D, filed with the Securities and Exchange Commission on March 27, 2015, Amendment No. 9 to the Schedule 13D, filed with the Securities and Exchange Commission on February 29, 2015, Amendment No. 10 to the Schedule 13D, filed with the Securities and Exchange Commission on June 20, 2016, Amendment No. 11 to the Schedule 13D, filed with the Securities and Exchange Commission on September 7, 2016, Amendment No. 12 to the Schedule 13D, filed with the Securities and Exchange Commission on September 26, 2016, Amendment No. 13 to the Schedule 13D, filed with the Securities and Exchange Commission on October 12, 2016, Amendment No. 14 to the Schedule 13D, filed with the Securities and Exchange Commission on October 31, 2016, Amendment No. 15 to the Schedule 13D, filed with the Securities and Exchange Commission on November 15, 2016, Amendment No. 16 to the Schedule 13D, filed with the Securities and Exchange Commission on November 16, 2016, Amendment No. 17 to the Schedule 13D, filed with the Securities and Exchange Commission on January 3, 2017, Amendment No. 18 to the Schedule 13D, filed with the Securities and Exchange Commission on January 18, 2017, and Amendment No. 19 to the Schedule 13D, filed with the Securities and Exchange Commission on January 19, 2017 (as amended, the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On January 23, 2017, Icahn Enterprises L.P. (“Icahn Enterprises”) and the Issuer issued a joint press release announcing the closing of the merger of IEH FM Holdings LLC (“IEH”) with and into the Issuer, with the Issuer as the surviving corporation and an indirectly wholly owned subsidiary of Icahn Enterprises (the “Merger”).

As part of the Merger, all of the outstanding Shares, including the 13,821,122 Shares not owned by the Reporting Persons immediately prior to the Merger, were cancelled and retired and automatically converted into the right to receive the merger consideration.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected by the Reporting Persons since the Reporting Persons filed Amendment No. 10 to Schedule 13D on June 20, 2016.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Enterprises L.P. (through its wholly owned subsidiary, IEH)	1/23/2017	16,629,388 (1)	10.00

(1)	IEP accepted for payment and paid for 16,629,388 Shares validly tendered in a tender offer related to the Merger. On January 23, 2017, all of the outstanding Shares, including the 13,821,122 Shares not owned by the Reporting Persons immediately prior to the Merger, were cancelled and retired in connection with the Merger.

Item 7. Material to be Filed as Exhibits

1. Joint Press Release, dated January 23, 2017 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 8-K of Icahn Enterprises L.P., filed with the Securities and Exchange Commission on January 23, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017

IEH FM HOLDINGS LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 20 to Schedule 13D – Federal-Mogul Holdings Corporation]